EXHIBIT 4.10

Sulphco Fujairah 210,000 B/D Sonocracking Project
Mustang Engineering Work Release
March 29, 2006

Key Personnel

Project Manager - oversee the engineering and construction of the Fujairah 210,000 barrel/day Sonocracking Project. Coordinate the efforts of the NTG/Sulphco engineering, the skid fabrication and the local construction subcontractors at the Fujairah site. PM will also develop project management tools and procedures used to monitor the project, and communicate cost and schedule progress to Sulphco and Mustang management. These tools and procedures will consist at minimum, project schedules, forecasts, progress reporting, progress meetings, invoicing, safety, quality and other tools and procedures that are standard to the industry.

The Project Manager is authorized to remain on the project until 12/31/2006 or until transferred to another Sonocracking project.

Construction Manager - oversee the construction effort at the Fujairah Sonocracking Project site. Coordinate the efforts of the third party subcontractors including cost, schedule, quality and safety. Maintain communications with local Owner representative(s) as well as Mustang Project Manager

The Construction Manager is authorized to remain on the project until 12/31/06 or until services arc no longer required at the project site.

Schedules

Engineering/Construction Summary schedule outlining critical path and key action items - 4/15/06

Detailed Construction Schedule 4/30/06

The E/C summary schedule is critical to the progress of the project and Sulphco/Mustang management will review them during the third week in April.

Cost Forecasts

During the first month of the project, the project team will review all to date costs and based on early scope identification, develop an order of magnitude estimate for review by Sulphco/Mustang management. This will become the basis for the initial budget. In addition, a cash flow will be developed based on the initial budget. This initial budget will be refined on a monthly basis and updates shared with Sulphco/Mustang management.

Miscellaneous Work Requests

Mustang will established a budget for miscellaneous work items requested by Su1phco. Mustang will manage to that budget and will inform Sulphco when the costs reach 90% of the budget.

Construction

Mustang will be responsible for coordinating all ISBL work as well as certain OSBL work such as piping to and from crude storage tanks. NTG and a local engineering company (Vera Group) will identify the total scope. The work will completed using third party subcontractors.

1.
Develop construction execution plan that fits into overall project execution plan including plans for temporary roads, offices, small tools and other field indirects. Determine if all construction indirects will be provided by subcontractors or provided by Mustang (or both)

2.	As engineering is completed, develop work packages to complete ISBL work.

3.	Develop bid lists for these work packages, send work packages out for bids, evaluate bids and award subcontracts. Mustang will award subcontracts as agent for FOT/Sulphco (TBD).

4.	Coordinate efforts of Vera Group who will be responsible for construction of most OSBL work

5.	Develop safety and quality assurance programs and ensure that subcontractors follow procedures

6.	Develop progress and cost reporting systems that are consistent with overall project systems

7.	Develop systems turnover, pre-commissioning and startup plans

Operations

Mustang will prepare a proposal to Sulphco to provide operations services for the Fujairah Sonocracking facility. The proposal will include training of local Fujairah operators.

Fee

In lieu of a cash fee, Mustang will receive stock grants and options. The shares will be split 25% in stock grants (17,500 shares) and 75% in options (52,500 options). The options will have an exercise price of $6 per share and arc fully vested at project completion, with an expiration (late no sooner than April 1, 2010. The grants will be awarded at contract signing and are exercisable / convertible immediately. If Mustang terminates the contract prior to mechanical completion or 6 months after contract signing (whichever comes first), they must reimburse Su1phco for the value of the grants as of the date of contract signing. Based on the present scope of work, this will be the total fee available to Mustang for the Fujairah project.

IN WITNESS WHEREOF, the parties hereto have caused this Work Release to be executed the date(s) appearing below, but effective the clay and year first above written.

OWNER:	CONTRACTOR:

SULPHCO, INC.	MUSTANG INTERNATIONAL, L.P.

By: /s/ Rudolf Gunnerman	By: /s/ R.M. Farley

Name: Rudolf Gunnerman	Name: R.M. Farley

Title: Chairman & CEO Date: 3/29/2006	Title: Contracts Manager Date: 28 March 2006

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